Exhibit 99.1

Ermenegildo Zegna Group Prepares for the Future with New Leadership Structure.
Gildo Zegna to Become Group Executive Chairman.
Group CEO Role to Be Assumed by Gianluca Tagliabue.
Fourth-Generation Family Members, Edoardo and Angelo Zegna, to Be Appointed as Co-CEOs of ZEGNA Brand

November 24, 2025 – MILAN—(Business Wire)—Ermenegildo Zegna N.V. (NYSE:ZGN) (the “Company” and, together with its consolidated subsidiaries, the “Ermenegildo Zegna Group” or the “Group”) today announced a new leadership structure for the Group and ZEGNA brand, effective January 1, 2026. The changes follow a succession planning process carried out thoroughly by the Board of Directors.
Ermenegildo “Gildo” Zegna, currently Group Chairman and CEO, will assume the role of Group Executive Chairman. In this capacity, he will focus on safeguarding the legacy and integrity of the Group’s three brands—ZEGNA, Thom Browne, and TOM FORD FASHION—while continuing to drive long-term value creation. He will also retain oversight of the Group’s Textile Division, the Group General Counsel’s office (including Internal Audit), and the External Relations department, which encompasses Sustainability, Investor Relations, and Corporate Communications.
Gianluca Tagliabue, currently Group Chief Financial Officer and Chief Operating Officer, will assume the role of Group CEO subject to shareholders’ approval1. Working in close partnership with the Group Executive Chairman, Mr. Tagliabue will be responsible for shaping and executing the Group’s long-term strategy, driving business performance across all brands, and further strengthening the integration of the Group’s corporate functions. He will also oversee manufacturing operations. The CEOs of the Group’s brands will report to him. Gian Franco Santhià, currently Group Control & Chief Accounting Officer, will be appointed as Group CFO, reporting to the Group CEO.
Edoardo and Angelo Zegna, members of the fourth generation of the Zegna family, will be appointed Co-CEOs of the ZEGNA brand. They will succeed Gildo Zegna, who has held this role for over 20 years. Edoardo Zegna, currently Chief Marketing and Digital Officer of ZEGNA as well as Group Chief Sustainability Officer, will lead all aspects of brand strategy, from brand image to marketing, and, together with ZEGNA’s Artistic Director Alessandro Sartori, design matters, including store design. Angelo Zegna, currently CEO of ZEGNA’s EMEA region and Global Client Strategy Director, will oversee product development, merchandising, and commercial strategy, driving performance across markets and channels.
Gildo Zegna, Chairman and CEO of the Ermenegildo Zegna Group, commented: “I am proud and excited about today’s announcement. One of the most important responsibilities of a leader is to think ahead—to prepare for the future and empower the next generation of leadership. This belief has always been deeply rooted in our family values and is a key force behind today’s announcement.
Together with the Board, I have asked Gianluca Tagliabue to assume the role of Group CEO. Over the past decade, Gianluca has been a cornerstone of our Group, leading the company through key transformations. The Ermenegildo Zegna Group is a custodian of authenticity. Gianluca embodies this philosophy and will support the CEOs of our brands in pursuing the Group’s mission as a trusted and forward-looking guide.
Edoardo and Angelo’s complementary strengths and clear vision will make them a highly effective team to lead ZEGNA brand. They continue the family legacy and have demonstrated their business leadership over the past years. Together, they will not only carry forward the brand’s timeless heritage, but strengthen it further.
1 Gianluca Tagliabue will assume the role of acting Group CEO as of January 1, 2026. He will then be nominated by the Board of Directors for appointment as Executive Director and CEO at the 2026 Annual General Meeting.

As Executive Chairman, I will stand alongside our new leadership team and all our colleagues — a curious and passionate custodian of our brands’ vision and values, as I have always been. I will also continue to oversee the Group’s textile platform — where it all began. I am looking forward to shaping our Group’s next chapter with this new leadership team”.

About Ermenegildo Zegna Group
Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group (NYSE:ZGN) is a global luxury company with a leading position in the high-end menswear business. Through its three complementary brands, the Group reaches a wide range of communities and market segments across the high-end fashion industry, from ZEGNA’s timeless luxury to the modern tailoring of Thom Browne, to luxury glamour with TOM FORD FASHION. The Ermenegildo Zegna Group is internationally recognized for its unique Filiera, owned and controlled by the Group, which is made up of the finest Italian textile producers fully integrated with unique luxury manufacturing capabilities, to ensure superior excellence, quality and innovation capacity. The Ermenegildo Zegna Group has more than 7,100 employees and recorded revenues of €1.95 billion in 2024.

Contacts
Paola Durante, Chief of External Relations
Alice Poggioli, Investor Relations Director

ir@zegna.com / corporatepress@zegna.com

Forward Looking Statements
This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available to the Company. In particular, statements regarding future events, anticipated results of operations and other anticipated aspects of our operations are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek”, “aspire,” “goal,” “outlook,” “guidance,” “forecast,” “prospect” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements, and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the recognition, integrity and reputation of our brands; our ability to anticipate trends and to identify and respond to new and changing consumer preference; pandemics or other public health crises; international business, regulatory, social and political risks; restrictions on trade and the imposition of tariffs among countries; political instability, geopolitical tensions or conflicts and the imposition of sanctions (including armed conflicts, such as the war in Ukraine and the conflict in the Middle East, and sanctions imposed onto Russia); the occurrence of acts of terrorism or similar events, conflicts or civil unrest; existing or future disputes, proceedings or litigation; future sales of our securities in the public market; our ability to maintain compliance with applicable listing standards; volatility in our share price; our ability to implement our strategy; recent and potential future acquisitions; disruption to our manufacturing and logistics facilities, as well as our directly operated stores; risks related to the sale of our products through our direct-to-consumer channel, as well as through points of sale operated by third parties in the wholesale channel; our dependence on our local partners to sell our products in certain markets; fluctuations in the price or quality of, or disruptions in the availability of, raw materials; our ability to negotiate, maintain or renew our license or co-branding agreements with high end third party brands; tourist traffic and demand; our dependence on certain key senior personnel as well as skilled personnel; our ability to protect our intellectual property rights; any malfunction or disruption in our information technology and networks, including as a result of cybercrime; the theft or unauthorized use of personal information of our customers, employees or other parties; fluctuations in currency exchange rates or interest rates; credit risk; the high level of competition in the industry in which we operate; global economic conditions and macro events, including inflation; changes in, or failures to comply with, applicable laws and regulations, or actions taken by regulatory authorities; climate change and other environmental impacts and our ability to meet our customers’ and other stakeholders’ expectations on environment, social and governance matters; the enactment of tax reforms or other changes in tax laws and regulations; and other risks and uncertainties, including those described in our filings with the SEC.

The forward-looking statements in this communication speak only as of the date of this communication and the Company disclaims any obligation to update or revise publicly forward-looking statements.
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